Exhibit 99.5

GOVERNMENT OF ALBERTA

2025-26 First Quarter

Fiscal Update and

Economic Statement

Table of Contents

2025-26 First Quarter Fiscal Plan Highlights	1

Revenue Highlights	3

Expense Highlights	5

Assets and Liabilities	7

Fiscal Framework	8

Capital Plan Highlights	9

Local Government Fiscal Framework Act Report	10

2025-26 First Quarter Fiscal Update Tables	11

Fiscal Update and Economic Statement	15

Economic Update	16

Key Energy and Economic Assumptions	21

Note: Amounts presented in tables may not add to totals due to rounding.

Note on restatements and accounting policy changes:

•

2025-26 Budget numbers have been restated to reflect the SafeRoads Alberta program transfer from Transportation and Economic Corridors to Justice, Internal Trade unit transfer from Executive Council to Jobs, Economy, Trade and Immigration.

•

Effective April 1, 2025, Health asset ownership has been transferred from health entities to Infrastructure under the Real Property Governance Act resulting in the variance from 2024-25 Actual to 2025-26 Budget and Forecast numbers in Hospital and Surgical Health Services and Infrastructure.

•

2024-25 Actual and 2025-26 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Orders in Council 147/2025, 148/2025, 149/2025, and 150/2025, May 16, 2025, Order in Council 087/2025, April 29, 2025, Order in Council 384/2024, December 12, 2024, and Ministerial Order 803/2024, August 28, 2024), and through amendments to Alberta’s Provincial Health Act (Ministerial Orders 701/2024 and 703/2024, June 21, 2024, and Ministerial Orders 330/2024 and 331/2024, November 12, 2024).

Treasury Board and Finance, Government of Alberta

August, 2025

2025–26 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2025-26 First Quarter Fiscal Plan Highlights

The 2025-26 first quarter update includes a $6.5 billion deficit, $1.3 billion more than estimated in Budget 2025 mainly as a result of lower-than-expected non-renewable resource (NRR) revenue, which peaked in 2022-23. While Alberta’s economy has been resilient so far this year, a significant shift in U.S. trade policy has dampened prospects for the global economy which is weighing on oil prices. Uncertainty with U.S. trade policy and its impact on the Alberta economy and government revenues remain significant risks to the outlook.

The 2025-26 revenue forecast is lower by $1.2 billion, mainly driven by a decline in NRR. Total program expense has increased by $0.1 billion from budget due to expense increases offset by dedicated revenue. Other expense increases of $1.5 billion are forecast to be absorbed by the contingency in alignment with the Sustainable Fiscal Planning and Reporting Act.

Total revenue of $73 billion is forecast, $1.2 billion lower than estimated in Budget 2025. NRR revenue is down $1.4 billion from budget. The revenue decline is mainly due to lower crude oil prices and a stronger Canadian dollar, partially offset by a narrower light-heavy differential. Income tax revenue is down $0.3 billion from budget, mainly due to lower-than-expected 2024 personal income tax assessments, offset by a $0.5 billion increase in investment income reflecting the rebound in the equity market.

Total expense of $79.4 billion is forecast, an increase of $0.1 billion from budget, while expense before forecast contingency allocations is $1.6 billion higher. Operating expense is up by $0.7 billion mainly related to collective bargaining for the ratified agreements with United Nurses of Alberta, Professional Association of Resident Physicians of Alberta, and oncologists, and to support collective bargaining for teachers. Capital grant increases of $0.1 billion are mainly from re-profiling of projects from 2024-25. Debt servicing costs have slightly increased due to higher-than-expected borrowing requirements as a result of the higher deficit. Disaster and emergency assistance, primarily for wildfire fighting, is $0.7 billion.

The Capital Plan in 2025-26 is forecast at $8.9 billion, $0.3 billion more than budget, largely from re-profiling unspent capital project funding to the current year from 2024-25. Capital grants have increased by $0.1 billion and capital investment has increased $0.2 billion.

Taxpayer-supported debt is forecast at $84.3 billion as at March 31, 2026, a decrease of $0.9 billion from 2025, as a result of pre-funded debt maturities being paid off and an increase of $1.7 billion from budget due to the higher deficit. Net debt to GDP at year-end is forecast to be 8.7 per cent.

Fiscal Plan Summary

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Revenue

Tax revenue	30,356	28,837	28,489	(349)

Non-renewable resource revenue	21,986	17,067	15,656	(1,411)

Federal transfers	12,618	13,287	13,413	125

Investment income	4,803	2,882	3,389	507

Other revenue	12,706	12,064	12,020	(44)

Total Revenue	82,469	74,138	72,967	(1,171)

Expense

Operating expense	62,025	64,311	64,989	679

Capital grants	2,934	3,452	3,584	132

Amortization / inventory consumption / loss on disposals	4,446	4,993	4,993	-

Debt servicing costs	3,215	2,968	3,004	37

Pension provisions	(403)	(375)	(375)	-

Disaster and emergency assistance	1,932	-	706	706

Expense before contingency	74,149	75,349	76,902	1,554

Contingency (forecast un-allocated)	-	4,000	2,542	(1,458)

Total Expense	74,149	79,349	79,444	95

Surplus / (Deficit)	8,320	(5,211)	(6,477)	(1,267)

Capital Plan

Capital grants	2,934	3,452	3,584	132

Capital investment	4,309	5,187	5,348	162

Total Capital Plan	7,243	8,639	8,933	294

2025–26 First Quarter | Fiscal Update and Economic Statement	1

Revenue

(millions of dollars)

	Fiscal Year			Change
	2024-25	2025-26		from

	Actual	Budget	Forecast	Budget
Income Taxes

Personal income tax	16,120	15,510	14,937	(573)

Corporate income tax	8,125	6,764	7,000	236
	24,245	22,274	21,937	(337)

Other Taxes

Education property tax	2,797	3,124	3,124	-

Fuel tax / electric vehicle tax	1,431	1,438	1,409	(30)

Tobacco / vaping tax	414	420	401	(19)

Insurance taxes	914	972	980	8

Cannabis tax	232	215	231	16

Tourism levy	126	122	128	6

Other taxes	197	272	279	7
	6,111	6,563	6,552	(12)

Non-Renewable Resource Revenue

Bitumen royalty	17,167	12,830	11,924	(906)

Crude oil royalty	3,037	2,510	2,302	(207)

Natural gas and by-products royalty	1,220	1,228	924	(304)

Bonuses and sales of Crown leases	385	361	360	(1)

Rentals and fees / coal royalty	178	138	145	7
	21,986	17,067	15,656	(1,411)

Transfers from Government of Canada

Canada Health Transfer	6,161	6,560	6,560	-

Canada Social Transfer	1,993	2,089	2,089	-

Direct transfers to SUCH sector / Alberta Innovates Corp.	676	693	701	8

Infrastructure support	767	807	836	28

Agriculture support programs	507	552	555	4

Labour market agreements	252	257	253	(5)

Early learning child care agreements	1,208	1,147	1,147	-

Other federal transfers	1,055	1,182	1,272	90
	12,618	13,287	13,413	125

Investment Income

Alberta Heritage Savings Trust Fund	2,053	1,129	1,516	387

Endowment funds	517	261	431	171

Income from local authority loans	671	577	536	(41)

Agriculture Financial Services Corporation	107	149	149	-

Other (includes SUCH sector)	1,454	767	757	(11)
	4,803	2,882	3,389	507

Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,486	1,540	1,535	(4)

AGLC – Liquor	770	783	787	3

AGLC – Cannabis	7	9	10	1

ATB Financial	348	285	285	-

Balancing Pool	50	57	63	5

Other (CUDGCo / APMC / PSIs)	(608)	(659)	(700)	(41)
	2,053	2,016	1,980	(36)

Premiums, Fees and Licences

Post-secondary institution tuition fees	2,058	2,133	2,133	-

Health / school board fees and charges	872	912	915	3

Motor vehicle licences	603	634	634	-

Crop, hail and livestock insurance premiums	639	674	674	-

Energy industry levies	409	429	429	-

Other (includes land titles revenue)	923	854	853	(1)
	5,504	5,636	5,638	2

Other

SUCH sector sales, rentals and services	1,144	1,277	1,286	9

SUCH sector fundraising, donations, gifts, contributions	828	821	824	3

AIMCo investment management charges	918	988	988	-

Fines and penalties	222	186	186	-

Refunds of expense	423	171	174	3

Technology Innovation and Emissions Reduction Fund	172	409	391	(18)

Miscellaneous	1,443	560	553	(7)
	5,149	4,412	4,402	(10)
Total Revenue	82,469	74,138	72,967	(1,171)

2	2025–26 First Quarter | Fiscal Update and Economic Statement

Revenue Highlights

Total Revenue of $73 billion is forecast for 2025-26, $1.2 billion lower than estimated in Budget 2025, mainly due to a projected decline in NRR revenue and lower personal income taxes, partially offset by increases in federal transfers, investment income, and premiums, fees and licences.

•	Resource revenue is forecast to be $15.7 billion in 2025-26, $1.4 billion lower than budget. The decrease from budget is primarily driven by lower bitumen royalties, with notable reductions in conventional oil, natural gas and by-products royalties as well.

•	The West Texas Intermediate (WTI) oil price is forecast to average US$63.75 per barrel (/bbl) in 2025-26, $4.25/bbl lower than budget due to ongoing global trade policy uncertainties following the April 2025 U.S. tariffs announcements, and OPEC+’s decision to accelerate its production growth. The light-heavy differential is expected to average US$11.90/ bbl for 2025-26, $5.20/bbl narrower than budgeted. This reflects strong demand for heavy crude, supported by higher U.S. refinery utilization, and reduced heavy crude supply due to extensive oil sands maintenance and declining exports from Mexico. Expanded access to international markets through TMX has also contributed to the tighter spread.

•	The US-Canadian dollar exchange rate is forecast to average 72.5 US¢/Cdn$ for the fiscal year, above the budget of 69.6 US¢/Cdn$. A higher Canadian dollar results in lower oil prices when they are converted from US to Canadian dollars, negatively impacting Alberta government revenue.

•	Bitumen royalties of $11.9 billion are forecast, $0.9 billion lower than budget, mainly due to the weaker WTI prices and a stronger Canadian dollar, which is partially offset by a narrower light-heavy differential. The anticipated oil sands project payout profile is contributing to increased bitumen royalties. Three projects are expected to reach payout in 2025, consistent with Budget 2025 and one of the three projects has already reached payout.

•	Crude oil royalties are forecast at $2.3 billion, a $207 million decrease from budget, driven by the same factors as bitumen royalties.

•	Natural gas and by-product royalties are forecast at $0.9 billion, $304 million lower than estimated in budget. This decrease reflects lower natural gas prices and weaker natural gas liquids (NGL) prices. The decline in natural gas prices is largely driven by oversupplied market conditions in Western Canada, reflecting a slower-than-expected ramp-up of the newly constructed LNG Canada facility, ongoing regional pipeline export bottlenecks and high storage levels. The weaker NGLs prices are driven primarily by low crude oil prices as NGLs pricing trends with oil prices. The Alberta Reference Price is forecast at Cdn$2.20 per gigajoule (/GJ), a decrease of $0.40/GJ from budget.

•	Personal income tax (PIT) revenue is forecast at $14.9 billion, a decrease of $573 million from budget, mainly due to lower-than-expected 2024 tax assessments.

•	Corporate income tax (CIT) revenue is forecast at $7 billion, up by $236 million from Budget 2025 driven by upward revision to corporate profits.

•	Other tax revenue is forecast at $6.6 billion, a $12 million decline from budget, due to lower tobacco and fuel tax revenue, partially offset by higher cannabis tax revenue and the other taxes.

•	Federal transfers of $13.4 billion are forecast, $125 million higher than estimated in budget. The increase is mostly attributed to $25 million increase for the National School Food Program, $54 million for the carry forward of the Federal Aging with Dignity, and carry-over of unspent Investing in Canada Infrastructure Program (ICIP) funds from 2024-25 and various other minor federal transfers.

•	Total revenue from other sources is forecast at $15.4 billion, $463 million higher than budget.

-

Investment income is up $507 million. Heritage Fund and Endowments increased investment income since the forecast improved due to strength in equity markets. This increase was offset by lower interest income from loans.

-	Net income from government business enterprises is $36 million below budget primarily due to a higher operating loss at the Alberta Petroleum Marketing Commission.

-	Premiums, fees and licences is forecast $2 million higher primarily for the Rangeland Sustainability Program.

-

Other revenue is forecast a net $10 million lower, mainly from an $18 million reduction in Technology Innovation and Emissions Reduction Fund (TIER) partially offset by $8 million mostly in capital carry-over for the Appeal Commission Case Management Solution, and to support reforms to the Civil Forfeiture Act, including modernization efforts.

2025–26 First Quarter | Fiscal Update and Economic Statement	3

Operating Expense by Ministry

(millions of dollars)

	Fiscal Year			Change
	2024-25	2025-26		from

	Actual	Budget	Forecast	Budget

Advanced Education	6,607	6,635	6,635	-

Affordability and Utilities	125	160	160	-

Agriculture and Irrigation	833	860	863	4

Arts, Culture and Status of Women	140	157	158	1

Assisted Living and Social Services	9,209	10,025	10,130	105

Children and Family Services	1,515	1,595	1,595	-

Education and Childcare	10,839	11,832	12,097	265

Energy and Minerals	1,223	892	829	(64)

Environment and Protected Areas	401	514	505	(10)

Executive Council	94	105	105	-

Forestry and Parks	352	362	364	1

Hospital and Surgical Health Services	13,064	13,137	13,447	311

Indigenous Relations	222	228	229	1

Infrastructure	467	491	491	-

Jobs, Economy, Trade and Immigration	345	397	403	6

Justice	683	700	703	2

Mental Health and Addiction	1,597	1,663	1,697	34

Municipal Affairs	228	258	258	-

Primary and Preventative Health Services	8,934	8,950	8,961	11

Public Safety and Emergency Services	1,259	1,312	1,316	4

Service Alberta and Red Tape Reduction	177	180	182	2

Technology and Innovation	775	834	834	-

Tourism and Sport	124	118	118	-

Transportation and Economic Corridors	576	580	580	1

Treasury Board and Finance	2,090	2,164	2,164	-

Legislative Assembly	144	161	164	3

Total Operating Expense	62,025	64,311	64,989	679

4	2025–26 First Quarter | Fiscal Update and Economic Statement

Expense Highlights

Total Expense of $79.4 billion is forecast, a $0.1 billion increase from budget, reflecting $95 million in expenses offset by dedicated revenue.

•	Operating expense is forecast at $65 billion, $679 million more than Budget 2025. This increase is primarily due to:

-

$647 million increase for collective bargaining pressures across various ministries, primarily Assisted Living and Social Services, Education and Childcare, Hospital and Surgical Health Services, Primary and Preventative Health Services and Mental Health and Addiction for the ratified agreements with United Nurses of Alberta, Professional Association of Resident Physicians of Alberta, and oncologists, and to support collective bargaining for teachers.

-	$54 million increase for federally funded Aging with Dignity initiative which supports Alberta’s five-year action plan to enhance seniors’ care.

-	$25 million increase for the National School Food Program to provide meals to Canadian children beyond the existing school fund programs.

-	$6 million increase to create a centre of excellence for aviation training through the Aerospace Innovation and Training and Aerospace Workforce Development grants.

-	$4 million increase to re-profile unspent Sustainable Canadian Agriculture Partnership funding from the prior year, fully offset by federal revenue.

-	$4 million increase in various minor programs such as the Rangeland Sustainability Program and supporting regional water and wastewater systems in Alberta.
-

$3 million increase for Gender-Based Violence initiatives including financial support for Albertans to navigate the justice system and to support a province-wide public awareness campaign, fully offset by federal revenue.

-	$3 million increase from consolidating the Civil Forfeiture Fund to enhance accountability of the program.

-	$2 million increase for the Gang Violence Action Fund, offset by federal funding.

-	$2 million increase in the First Nations Development Fund to support economic, social and community development projects, fully offset by revenue.

-	$2 million increase to support the Horse Racing and Breeding Program renewal, which is fully offset by dedicated revenue.

-

These increases are partially offset by $64 million due to lower costs for selling oil, driven by decreased royalty volumes, and forecasted purchases by the Alberta Petroleum Marketing Commission (APMC). Additionally, a $9 million decrease reflects reduced funding for Innovation and Technology investments resulting from freezing the TIER Fund credit price at $95 per tonne of emissions.

•	Capital grants of $3.6 billion are forecast, up $132 million from budget, primarily from re-profiling 2024-25 recovery community, affordable housing and federally funded infrastructure projects and $21 million in new funding towards a centre of excellence for aviation training.

•	Debt servicing costs are forecast to increase $37 million from budget, due mainly to higher borrowing requirements. This is offset by a decrease in debt servicing costs for loans to local authorities, which is fully offset by investment income revenue.

•	Disaster and emergency assistance of $706 million is forecast, primarily due to an active wildfire season. This includes $700 million for wildfire presuppression and response, and $6 million for the Wildfire Reclamation Program to replant previously reforested areas that have been affected by wildfires during the 2025 wildfire season.

•	A contingency of $4 billion was included in Budget 2025, to align with the in-year expense limitation under the legislated fiscal framework. Increases in expense not offset by dedicated revenue are included in the preliminary contingency allocation. $1.5 billion in expense increases are forecast as the preliminary allocation from the budgeted contingency. The government continues to monitor the impact of the U.S. tariffs and other factors. The $2.5 billion remaining in contingency is available to address impacts as required.

Preliminary Contingency Allocation

(millions of dollars)

Budget 2025-26	4,000

less expense changes net of dedicated revenue:

Op. ex., cap. grants, debt servicing costs	(752)

Emergency / disaster assistance	(706)

Unallocated contingency	2,542

2025–26 First Quarter | Fiscal Update and Economic Statement	5

Balance Sheet Summary

(millions of dollars)

	At March 31			Change from 2025
	2025	2026
	Actual	Budget [a]	Forecast

Financial Assets

Alberta Heritage Savings Trust Fund accumulated operating surplus	24,743	25,731	27,205	2,462

Endowment fund accumulated operating surpluses:

Alberta Heritage Foundation for Medical Research	2,370	2,470	2,493	123

Alberta Heritage Science and Engineering Research	1,374	1,430	1,461	87

Alberta Heritage Scholarship	1,539	1,605	1,636	97

Alberta Enterprise Corporation	323	319	319	(4)

General Revenue Fund - surplus cash	2,571	-	-	(2,571)

General Revenue Fund - debt retirement	9,952	2,945	-	(9,952)

Alberta Fund	2,571	-	-	(2,571)

Self-supporting lending organizations / activities:

Local authority loans	13,823	14,574	15,390	1,567

Agriculture Financial Services Corporation	2,920	3,973	3,994	1,074

Equity in commercial enterprises: ATB / AGLC / APMC / CUDGCo / Bal. Pool / PSIs	735	700	418	(317)

Student loans	4,936	5,253	5,253	317

Technology Innovation and Emissions Reduction Fund	1,106	1,106	1,179	73

Other financial assets (including SUCH sector / Alberta Innovates Corp.)	28,972	31,157	25,834	(3,138)

Total Financial Assets	97,935	91,263	85,181	(12,754)

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	48,045	45,461	47,232	(813)

Alternative Financing (Public-private partnerships (P3s) - Capital Plan)	2,515	2,412	2,412	(103)

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liability	451	451	451	-

Direct borrowing for the Fiscal Plan	34,214	34,215	34,215	1

Total taxpayer-supported debt	85,225	82,539	84,310	(915)

Self-supporting lending organization / activity debt:

Debt issued to finance local authority loans	13,823	14,574	15,390	1,567

Agriculture Financial Services Corporation	3,434	3,651	3,622	188

Total taxpayer and self-supported debt	102,482	100,764	103,322	840

Coal phase-out liabilities	514	432	432	(82)

Pension liabilities	7,504	7,129	7,129	(375)

Asset retirement obligations	2,579	2,591	2,591	12

Other liabilities (includes SUCH sector / Alberta Innovates Corp.)	19,193	21,159	13,864	(5,329)

Total Liabilities	132,272	132,074	127,338	(4,934)

Net Financial Assets / (Debt)	(34,337)	(40,811)	(42,157)	(7,820)

Capital / other non-financial assets	62,925	64,135	64,297	1,372

Spent deferred capital contributions	(4,080)	(4,027)	(4,109)	(29)

Net Assets	24,508	19,297	18,031	(6,477)

Net assets / (liabilities) - statement of operations	20,966	15,755	14,489	(6,477)

Accumulated remeasurement gains	3,542	3,542	3,542	-

Change in Net Assets - statement of operations (before adjustments)	8,317	(5,211)	(6,477)	(14,794)

Net financial debt / GDP (calendar year, nominal)	-7.2%	-8.5%	-8.7%

[a]	Budget numbers have been restated to reflect 2024-25 Actual results.

6	2025–26 First Quarter | Fiscal Update and Economic Statement

Assets and Liabilities

Financial Assets of $85.2 billion are forecast as at March 31, 2026, a decrease of $12.8 billion from March 31, 2025.

•	Heritage, endowment funds, and the Alberta Enterprise Corporation (AEC) accumulated surpluses are forecast to grow $2.8 billion. Net income of the Alberta Heritage Savings Trust Fund (Heritage Fund) is fully retained in the fund, while the net assets of the three endowment funds and AEC have increased a net $302 million, mainly due to increased income.

•	At March 31, 2026, there is no surplus cash forecast to be available for allocation. In 2024-25, the government identified $5.1 billion of surplus cash. In July 2025, the government directed $2.8 billion of this cash to the Heritage Fund. The remaining $2.3 billion in surplus cash related to 2024-25 is to be allocated to offset additional, new borrowing requirements in 2025-26 as a result of the deficit.

•	In order to manage debt maturities coming due in early 2025-26, the government borrowed in advance to achieve efficiencies and the lowest cost possible in repaying the maturing bonds. The funds raised in advance were held in a designated debt retirement account. At March 31, 2026, as a result of these large maturities being repaid, the debt retirement account is forecast to hold no balance, a decrease of $10 billion from the prior year.

•	Financial assets from self-supported lending activity and Agriculture Financial Services Corporation (AFSC) are increasing $2.6 billion, partially as a result of an increase in loans to local authorities.

•	Commercial enterprise equity is a net of $317 million lower than at March 31, 2025. The change is due mainly to a forecast operating loss at APMC’s Sturgeon Refinery, partially offset by positive net income from ATB Financial and other enterprises.
•	Other financial assets are forecast to be $2.7 billion less than March 31, 2025. These include financial assets of school boards, universities and colleges, and the health authority, student loans, accounts and interest receivable, natural gas royalty deposits, cash associated with future liabilities such as corporate income tax refunds, the cash reserve, and derivative financial instruments.

Liabilities are forecast at $127.3 billion at March 31, 2026, $4.9 billion lower than at March 31, 2025.

Taxpayer-supported debt is estimated at $84.3 billion, $0.9 billion less than 2025.

•	Liabilities for capital projects are down $0.9 billion from March 31, 2025, and up $1.8 billion from budget including decrease of $103 million in principal repayments under public-private partnership (P3) alternative financing arrangements without any additional new P3 financing.

•	Fiscal Plan debt remains largely unchanged from March 31, 2025 and budget at $34.2 billion.

•	Debt issued to support loans to AFSC and to local authorities is increasing by a net $1.8 billion from the prior year.

•	Other liabilities are $5.3 billion lower than the prior year. These include liabilities of the schools, universities, colleges, hospitals (SUCH) sector, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, trade payables, other liabilities of AFSC, coal phase out liabilities, asset retirement obligations and derivative financial instruments.

•	Government obligations for pension plan liabilities have decreased by $0.4 billion.

Net financial debt (financial assets less liabilities) as at March 31, 2026, is estimated at $42.2 billion, $7.8 billion greater than on March 31, 2025, reflecting the increase in the deficit forecast for 2025-26. Net debt to GDP is estimated at 8.7 per cent.

Capital and other non-financial assets of $64.3 billion are forecast for March 31, 2026, a $1.4 billion net increase from March 31, 2025, mainly displaying the difference between capital asset acquisition (capital investment less contingency) and amortization expense. Deferred capital contribution liabilities increased by $29 million mostly due to carry forward funds from 2024-25.

Net Assets - operating of $14.5 billion are forecast as at March 31, 2026, a $6.5 billion decrease from 2024-25, reflecting the higher deficit forecast for 2025-26.

Net Assets of $18 billion are forecast as at March 31, 2026, consisting of net assets - operating and accumulated remeasurement gains and losses.

2025–26 First Quarter | Fiscal Update and Economic Statement	7

Fiscal Framework

The government’s framework, introduced in Budget 2023, was designed to manage Alberta’s unique economic and revenue volatility and includes allowable exceptions for when the government can run a deficit, including when there is a drop in revenue of $1 billion from the prior year third quarter forecast. The Sustainable Fiscal Planning and Reporting Act also limits the size of the deficit to the difference between the revenue forecast for 2025-26 and the 2024-25 third quarter revenue forecast. The deficit is limited to $7.7 billion in 2025-26. The government is forecasting a deficit of $6.5 billion in 2025-26.

The framework also limits in-year expense increases, adjusted to exclude expense that is directly offset by a related increase to revenue and non-cash, non-recurring adjustments, to the voted, budgeted contingency. In 2025-26, the contingency is set at $4 billion.

Thus far in 2025-26, expense has increased by a total of $1.6 billion; $0.1 billion of the increase is offset by dedicated revenue and the remaining $1.5 billion is allocated from the contingency, leaving $2.5 billion unallocated in the contingency.

Expense increases offset by dedicated revenue include $62 million allocation for ICIP projects partially funded by the federal government, $56 million

Budget 2025-26 Contingency

(millions of dollars)

		4,000

Expense increases:

Emergency / disaster assistance	706

Other	847

Total Expense increases	1,553

Less dedicated revenue / expense	(95)

Preliminary contingency allocation	1,458	(1,458)

Contingency - unallocated		2,542

for the new and unspent Federal Aging with Dignity Funding, $25 million for National School Food Program, $16 million for other minor increases such as reprofiling of Sustainable Canadian Agriculture Partnership funding from 2024-25 and establishing the Civil Forfeiture Fund as a statutory fund, which will enhance the accountability of the Alberta Civil Forfeiture program. These increases are offset by $64 million decrease in cost of selling oil.

Surplus Cash Allocation

The framework also sets policies for the allocation of surplus cash. First, 50 per cent of surplus cash must go to improving government’s net financial position, either through debt repayment or deposits in the Heritage Fund. The remaining 50 per cent goes to the Alberta Fund, with the three allowable uses remaining unchanged. Since the government is forecasting a deficit of $6.5 billion in 2025-26, there is no surplus cash available for debt allocation.

Cash adjustments to the surplus/deficit, such as differences between accrued revenue and expense, SUCH sector and entity results, and transfers not reported on the income statement are necessary to determine the cash balance available for allocation.

In 2025-26, the opening cash balance was $5.1 billion from the 2024-25 final results. Of this, $2.8 billion was allocated to the Heritage Fund and the remaining $2.3 billion is offsetting new borrowing requirements in 2025-26.

After cash adjustments totaling $5 billion to the deficit, there is no surplus cash available for allocation. The negative cash amount of $9.1 billion represents new, additional borrowing required in 2025-26. Details of the various cash adjustments are included below.

•	Retained income of funds and agencies Funds and agencies retain $2.5 billion of the reported surplus, as this cash belongs to the funds and agencies and not the General Revenue Fund (GRF).
-	This includes: $3.2 billion in income from HF and endowment funds, ATB Financial, AFSC, TIER Fund, other government business enterprises and entities.

-	The net loss of $715 million reported by APMC in contrast, is the responsibility of APMC and GRF cash is not required.

•	Other cash adjustments $0.1 billion is forecast mainly in differences between accrued and cash revenue and expense and cash needed for student and other loans, and other changes in financial assets and liabilities.

-	The differences between energy royalties, PIT and CIT revenue and cash received are among the most significant and volatile cash adjustments.

•	Capital cash adjustments A negative $2.5 billion cash adjustment mainly reflects non-SUCH capital investment cash requirement of $4.1 billion not reported in the surplus, less non-SUCH non-cash amortization expense of $1.6 billion that is included in expense.

The government will continue to evaluate its financial position as the fiscal year unfolds.

Surplus cash available for

allocation / debt maturities

(billions of dollars)

Surplus cash available for allocation:

From 2024-25 results	5.1

Allocation to Heritage Fund	(2.8)

2025-26 deficit	(6.5)

less entity retained income	(2.5)

less capital plan requirements	(2.5)

less net other cash adjust.	(0.1)

ATB Financial dividend	0.1

Total cash available	(9.1)

Debt maturities

2025-26 maturities	17.4

2026-27 maturities	5.8

2027-28 maturities	7.3

8	2025–26 First Quarter | Fiscal Update and Economic Statement

Capital Plan Highlights

The 2025-26 Capital Plan is forecast at $8.9 billion, up $294 million from Budget 2025. This increase includes $132 million in capital grants and $162 million in capital investment. Most of the increase is due to $160 million re-profiling of project cash flows from unspent funds in 2024-25. The adjustments align with scheduling and progress on projects, ensuing all projects continue to be delivered as committed in Budget 2025.

The $132 million increase in capital grants is primarily from re-profiling for recovery community, affordable housing and federally funded infrastructure projects. The government also provided $21 million in new funding to support training and development in the aerospace sector.

The $162 million increase in capital investment includes:

•	New funding of $89 million to accelerate construction of 11 previously announced school projects, $23 million from federally and entity own-source funded projects, and municipal contributions to road infrastructure.

•	Re-profiling of $50 million related to initiatives in health IT systems, agriculture and irrigation projects, wildfire prevention and preservation maintenance, technology and innovation projects, and other government facilities and accommodation projects.

Of the re-profiling, $60 million in capital investment vote authority is carried over from 2024-25, $13 million for Primary and Preventative Health Services, $10 million for Agriculture and Irrigation, $8 million for

Technology and Innovation, $7 million for Mental Health and Addiction, $6 million for Public Safety and Emergency Services, $5 million for Forestry and Parks, and $11 million for other ministries. Factors contributing to shifts in project cash flow may include seasonal limitations affecting construction schedules, contractor availability, evolving regulatory or environmental requirements, and extended community or municipal consultations. Adjustments may also stem from shifting program priorities, project interdependencies, scope changes, and timing related to tendering, permitting, planning, or site readiness.

The Capital Plan is funded from various sources, including the federal government; donations; school boards; post-secondary institutions; health authorities; other funds and agencies; public-private partnerships; and the general revenue fund. More details can be found in the table on page 13.

Capital Plan Summary	Fiscal Year			Change
(millions of dollars)	2024-25	2025-26		from
	Actual	Budget	Forecast	Budget

Advanced Education	663	501	504	2

Affordability and Utilities	7	8	8	-

Agriculture and Irrigation	107	99	110	10

Arts, Culture and Status of Women	91	63	69	6

Assisted Living and Social Services	307	532	579	47

Children and Family Services	4	1	4	2

Education and Childcare	834	1,056	1,156	100

Energy and Minerals	185	232	233	-

Environment and Protected Areas	53	97	84	(13)

Forestry and Parks	110	107	115	8

Hospital and Surgical Health Services	742	422	422	-

Indigenous Relations	14	10	15	5

Infrastructure	289	1,076	1,077	1

Jobs, Economy, Trade and Immigration	5	3	27	24

Justice	11	18	23	6

Mental Health and Addiction	97	129	163	34

Municipal Affairs	1,040	1,131	1,145	15

Primary and Preventative Health Services	14	22	35	13

Public Safety and Emergency Services	11	31	39	8

Service Alberta and Red Tape Reduction	40	72	72	-

Technology and Innovation	174	282	305	22

Tourism and Sport	10	15	15	-

Transportation and Economic Corridors	2,421	2,718	2,720	3

Treasury Board and Finance	12	9	9	-

Legislative Assembly	2	4	4	1

Total Capital Plan	7,243	8,639	8,933	294

2025–26 First Quarter | Fiscal Update and Economic Statement	9

Local Government Fiscal Framework Act Report

The Local Government Fiscal Framework Act (LGFF) sets out the funding model for capital grants to Alberta municipalities and Metis Settlements. This model allows the Government of Alberta to share revenue changes with local governments, including both increases and decreases.

As required by the LGFF Act, the total funding available in 2027-28 for Calgary, Edmonton and all other local governments allocation must be made public by September 30, 2025. This provides Alberta local governments with an understanding of provincial government funding for capital projects two years in advance and facilitates better capital planning, project management, and budgeting.

The total funding for 2027-28 is calculated based on the change in provincial government revenues between 2023-24 and 2024-25, adjusted for any policy changes of over $100 million and excluding revenue from Technology Innovation and Emissions Reduction Fund. As a result, 2027-28 LGFF funding is increasing to $895 million due to an increase in provincial revenue in 2024-25 compared to 2023-24.

Allocations for Edmonton and Calgary are calculated based on population, education property tax requisition and kilometres of open roads maintained by each city, all from the fiscal year 2024-25. The allocation formula for other local government is based on population, tangible capital assets, cumulative amortization, length of local roads and base funding for all local governments, and needs-based funding for communities with limited local assessment bases.

Allocations for other local governments will be posted on the LGFF website in September. (alberta.ca/local-government-fiscal-framework-capital-funding)

Local Government Fiscal Framework Capital Funding

(millions of dollars)

	Previously Published
	2025-26	2026-27	2027-28

Calgary	255	249	282

Edmonton	179	174	191

Local Governments (Excluding Calgary and Edmonton)	386	377	422

Total Local Government Fiscal Framework Capital Funding	820	800	895

10	2025–26 First Quarter | Fiscal Update and Economic Statement

2025-26 First Quarter Fiscal Update Tables

Consolidated Fiscal Summary

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Total Revenue	82,469	74,138	72,967	(1,171)

Expense

Operating expense	62,025	64,311	64,989	679

% change from prior year	6.7	3.7	4.8	-

Capital grants	2,934	3,452	3,584	132

Amortization / inventory consumption / loss on disposals	4,446	4,993	4,993	-

Taxpayer-supported debt servicing costs	2,437	2,348	2,418	70

Self-supported debt servicing costs	777	620	586	(34)

Pension provisions	(403)	(375)	(375)	-

Disaster and emergency assistance	1,932	-	706	706

Expense before contingency	74,149	75,349	76,902	1,554

Contingency (forecast un-allocated)	-	4,000	2,542	(1,458)

Total Expense	74,149	79,349	79,444	95

Surplus / Deficit	8,320	(5,211)	(6,477)	(1,267)

Capital Plan

Capital grants	2,934	3,452	3,584	132

Capital investment	4,309	5,187	5,348	162

Total Capital Plan	7,243	8,639	8,933	294

Cash Adjustments / Borrowing Requirements		(at March 31)

Cash at start of year / Alberta Fund	3,667	2,167	5,142	2,975

Alberta Fund allocation - Heritage Fund	(2,000)	(1,084)	(2,843)	(1,759)

Surplus / (deficit)	8,320	(5,211)	(6,477)	(1,267)

Cash adjustments

Retained income of funds and agencies	(2,111)	(1,949)	(2,514)	(566)

Other cash adjustments	(632)	533	(67)	(600)

Capital cash adjustments	(2,203)	(1,915)	(2,469)	(555)

ATB Financial dividend	100	100	100	-

Surplus cash (cash at start of year + surplus +/- net cash adjustments) / Heritage Fund	5,142	(7,357)	(9,129)	(1,772)

Less: Taxpayer-supported debt repayment / Heritage Fund	(2,571)	-	-	-

Less: Allocation to Alberta Fund	(2,571)	-	-	-

Direct borrowing required	-	7,357	9,129	1,772

Cash at end of year	-	-	-	-

Taxpayer-supported Liabilities / Borrowing

Total Taxpayer-supported debt	85,225	82,539	84,310	1,771

2025–26 First Quarter | Fiscal Update and Economic Statement	11

Disaster and Emergency Assistance	Fiscal Year			Change from Budget
(millions of dollars)	2024-25	2025-26
	Actual	Budget	Forecast

Agriculture and Irrigation – agriculture support	1,039	-	-	-

Assisted Living and Social Services - wildfire supports	14	-	-	-

Forestry and Parks - wildfire fighting	702	-	706	706

Municipal Affairs - wildfire support	19	-	-	-

Public Safety and Emergency Services – wildfire / flood support	158	-	-	-

Total Disaster and Emergency Assistance Expense	1,932	-	706	706

Capital Amortization
(millions of dollars)	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	539	573	573	-

Affordability and Utilities	1	2	2	-

Agriculture and Irrigation	29	40	40	-

Arts, Culture and Status of Women	7	7	7	-

Assisted Living and Social Services	71	70	70	-

Education and Childcare	542	505	505	-

Energy and Minerals	12	13	13	-

Environment and Protected Areas	3	4	4	-

Forestry and Parks	27	39	39	-

Hospital and Surgical Health Services	565	315	315	-

Infrastructure	170	425	425	-

Jobs, Economy, Trade and Immigration	1	1	1	-

Justice	7	7	7	-

Mental Health and Addiction	1	-	-	-

Primary and Preventative Health Services	7	18	18	-

Public Safety and Emergency Services	28	29	29	-

Service Alberta and Red Tape Reduction	17	18	18	-

Technology and Innovation	67	70	70	-

Transportation and Economic Corridors	848	884	884	-

Treasury Board and Finance	23	24	24	-

Legislative Assembly	1	3	3	-

Total Amortization Expense	2,968	3,048	3,048	-

Inventory Consumption
(millions of dollars)	Fiscal Year			Change from Budget
	2024-45	2025-26
	Actual	Budget	Forecast

Advanced Education	54	203	203	-

Arts, Culture and Status of Women	1	1	1	-

Assisted Living and Social Services	40	41	41	-

Education and Childcare	24	-	-	-

Forestry and Parks	-	1	1	-

Hospital and Surgical Health Services	1,133	1,322	1,322	-

Infrastructure	1	2	2	-

Mental Health and Addiction	16	17	17	-

Primary and Preventative Health Services	113	286	286	-

Public Safety and Emergency Services	-	1	1	-

Service Alberta and Red Tape Reduction	4	6	6	-

Transportation and Economic Corridors	62	66	66	-

Total Inventory Consumption Expense	1,448	1,945	1,945	-

12	2025–26 First Quarter | Fiscal Update and Economic Statement

Debt Servicing Costs

(millions of dollars)	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Taxpayer-supported general debt servicing costs

Education and Childcare – school boards	10	9	9	-

Treasury Board and Finance	991	954	985	31

Total	1,001	963	993	31

Taxpayer-supported Capital Plan debt servicing costs

Education and Childcare – Alberta Schools Alternative Procurement P3s	33	33	33	-

Transportation and Economic Corridors– ring road P3s	115	112	112	-

Treasury Board and Finance – direct borrowing	1,288	1,240	1,279	40

Total	1,436	1,385	1,425	40

Total taxpayer-supported debt servicing costs	2,437	2,348	2,418	70

Self-supported debt servicing costs

Treasury Board and Finance – loans to local authorities	671	523	489	(34)

Treasury Board and Finance – Ag. Financial Services Corp.	106	97	97	-

Total	777	620	586	(34)

Total Debt Servicing Costs	3,215	2,968	3,004	37

Inventory Acquisition
(millions of dollars)	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	48	197	197	-

Arts, Culture and Status of Women	1	1	1	-

Education and Childcare	25	-	-	-

Forestry and Parks	2	1	1	-

Hospital and Surgical Health Services	1,182	1,364	1,364	-

Infrastructure	1	2	2	-

Mental Health and Addiction	16	17	17	-

Primary and Preventative Health Services	113	163	163	-

Service Alberta and Red Tape Reduction	3	6	6	-

Transportation and Economic Corridors	61	66	66	-

Total Inventory Acquisition	1,451	1,817	1,817	-

Capital Plan Funding Sources
(millions of dollars)	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Capital Plan (net of accrued expense vs cash outlays), less	7,243	8,639	8,933	293

Non-cash adjustments	273	40	18	(21)

Capital Plan funding requirements	-	(800)	(800)	-

Funding required	7,517	7,879	8,151	272

Source of funding:

Cash received / assets donated / book value of disposals	754	780	857	76

Retained income of funds and agencies	34	35	37	2

SUCH sector self-financed	872	487	543	56

Technology Innovation and Emissions Reduction Fund	18	40	40	1

Alternative financing (P3s – public-private partnerships)	4	-	-	-

General revenue fund cash / direct borrowing	5,836	6,537	6,674	137

Total Capital Plan Funding Sources	7,517	7,879	8,151	272

2025–26 First Quarter | Fiscal Update and Economic Statement	13

Cash Adjustments / GRF Cash and Allocation
(millions of dollars)
	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Balance at Start of Year	3,667	2,167	5,142	2,975

Alberta Fund allocation - Heritage Fund	(2,000)	(1,084)	(2,843)	(1,759)

Surplus / (Deficit)	8,320	(5,211)	(6,477)	(1,267)

Cash Adjustments (negative = cash requirement; positive = cash source)

Retained Income of Funds and Agencies

Alberta Heritage Savings Trust Fund	(1,871)	(988)	(1,473)	(485)

ATB Financial	(348)	(285)	(285)	-

Agriculture Financial Services Corporation	46	(1,054)	(1,074)	(20)

Heritage Foundation for Medical Research Endowment Fund	(169)	(100)	(123)	(23)

Heritage Science and Engineering Research Endowment Fund	(86)	(56)	(87)	(31)

Heritage Scholarship Fund	(79)	(66)	(97)	(31)

Alberta Social Housing Corporation	7	13	49	36

Credit Union Deposit Guarantee Corporation	(17)	(15)	(15)	-

Alberta Petroleum Marketing Commission	616	674	715	41

Technology Innovation and Emissions Reduction Fund	(89)	-	(73)	(73)

Balancing Pool	(50)	(57)	(63)	(6)

Other	(72)	(14)	12	26

Total Retained Income of Funds and Agencies	(2,111)	(1,949)	(2,514)	(566)

Other Cash Adjustments

SUCH sector own-source revenue	(6,805)	(6,243)	(6,567)	(324)

SUCH sector own-source expense	7,075	7,328	7,087	(241)

Net deferred capital contribution cash adjustment	4	(72)	(19)	52

Energy royalties (difference between accrued revenue & cash)	552	(37)	298	335

Student loans	(296)	(317)	(317)	-

Other cash adjustments	(733)	(427)	(396)	31

2013 Alberta flood assistance revenue / expense	-	468	-	(468)

Wood Buffalo wildfire revenue / expense	(1)	98	98	-

Pension provisions (non-cash expense)	(403)	(375)	(375)	-

Inventory acquisition (excluding SUCH sector; non-cash expense)	(205)	(199)	(238)	(39)

Inventory consumption (excluding SUCH sector; non-cash expense)	180	308	362	54

Total Other Cash Adjustments	(632)	533	(67)	(600)

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,437)	(4,013)	(4,805)	(792)

Capital Plan contingency	-	800	800	-

Current principal repayments (P3s – public-private partnerships)	(74)	(103)	(103)	-

Alternative financing (P3s – public-private partnerships)	4	-	-	-

Amortization (excluding SUCH sector; non-cash expense)	1,305	1,402	1,639	237

Book value of asset disposals (net non-cash expense / revenue)	-	-	-	-

Total Capital Cash Adjustments	(2,203)	(1,915)	(2,469)	(555)

ATB Financial dividend	100	100	100	-

Total Cash Adjustments	(4,845)	(3,230)	(4,951)	(1,720)

14	2025–26 First Quarter | Fiscal Update and Economic Statement

Fiscal Update and

Economic Statement

2025-26 First Quarter

Economic Update

Overview

Alberta’s economy has shown resilience, supported by less severe U.S. tariffs on Canadian goods than initially anticipated in Budget 2025. The Alberta Activity Index, a measure of provincial economic activity, eased in May but remains up 2.2 per cent year-over-year and 3.1 per cent year-to-date (YTD). Robust gains in energy sector activity are helping to offset weakness in manufacturing and agriculture, which are contending with trade headwinds. Consumer spending is also outperforming expectations, buoyed by a pull forward in demand, a resilient labour market, and easing inflation. Alberta’s real gross domestic product (GDP) is now forecast to rise 2.0 per cent in 2025, up 0.2 percentage points from budget, though still slower than last year’s pace of 2.7 per cent (Chart 1). Private sector forecasters are expecting Alberta to lead the provinces in growth this year.

Momentum is expected to ease in the second half of the year and into 2026 as U.S. tariffs, lingering uncertainty and slower global growth dampen activity. A pullback in private sector investment intentions will weigh on business investment next year, while slower job gains and population growth will dampen consumer spending and residential construction investment. Alberta’s real GDP growth is expected to slow to 1.7 per cent in 2026, same as budget.

Alberta’s labour market has held up in the first half of the year, although momentum is slowing. Stronger-than-expected gains have led to an upward revision in employment, which is now forecast to rise 2.5 per cent in 2025, 0.6 percentage points higher than budget. Despite the upward revision, employment will lag behind the rapid increase in the labour force. As a result, the unemployment rate is expected to stay high, averaging 7.2 per cent in 2025. Despite slower job gains next year, the unemployment rate is forecast to ease amid slower population growth and a muted labour force participation rate.

The outlook for Alberta’s economy remains highly uncertain. U.S. trade policy is unpredictable and there is uncertainty regarding how consumers and businesses will adapt to the tariffs. An escalation of U.S. trade protectionist measures could lead to a sharper slowdown in the global economy, which in turn would dampen Alberta’s export demand and put downward pressure on oil prices. This could also disrupt supply chains and add to inflationary pressures.

U.S. trade policy clouds global outlook

Trade policy uncertainty has increased since budget. In early April, the U.S. announced global reciprocal tariffs on many of its trading partners, marking a significant shift in trade policy. While trade tensions have eased, with several countries including the EU, Japan, the U.K., and Vietnam securing trade agreements with the U.S., tariff levels remain historically high. The effective U.S. tariff rate has surged from about 2.4 per cent in 2024 to over 20 per cent by August 2025, the highest level in nearly a century.

Although trade policy uncertainty has receded from its peak in the spring, it remains elevated. This is weighing on the global outlook (Chart 2). The global economy has been resilient so far this year, but momentum is anticipated to slow in the second half as the temporary boost from front-loaded trade activity fades and the impact of tariffs works its way through. The International Monetary Fund (IMF) is projecting global growth at 3.0 per cent in 2025 and 3.1 per cent in 2026 – down 0.3 and 0.2 percentage points, respectively, from its January 2025 forecast. Growth was downgraded in nearly all countries, with the largest

Chart 1: 2025 outlook improves

Year-over-year growth in selected economic indicators, 2025

Source: Alberta Treasury Board and Finance, *Unemployment rate is forecasted level

Chart 2: Global economic outlook downgraded, particularly for U.S.

Estimates and forecasts of economic growth, global and selected countries

Source:	IMF World Economic Outlook

16	2025–26 First Quarter | Fiscal Update and Economic Statement

revision in the U.S. In particular, U.S. growth was revised to 1.9 per cent this year, 0.8 percentage points lower than the January outlook, and a sharp deceleration from 2.8 per cent in 2024. Despite the slower growth, the U.S. is expected to outpace other advanced economies.

U.S. tariffs on Canada ease

While broad-based U.S. tariffs against the rest of the world remain in place, Canadian goods are facing less severe tariffs than assumed in budget. Exemptions for CUSMA-compliant products have lowered Canada’s effective tariff rate, particularly for Alberta, where energy accounts for a large share of overall goods exports (Chart 3). It is estimated that about 90 per cent of Alberta’s energy exports are CUSMA compliant and tariff-free. The remaining 10 per cent of energy exports that are not CUSMA compliant face a 10 per cent tariff, lower than the rate applied to most other goods. Alberta is also less exposed than other provinces to U.S. tariffs on steel, aluminum, and autos. Even so, the risk of higher tariffs remains a source of uncertainty, at least through 2026 (see Economic Spotlight: Economic Effects of U.S. Tariffs on Alberta).

With tariffs on Canadian goods lower than expected, the near-term outlook for Canada has improved. Canada’s real GDP growth is now forecast at 1.2 per cent in 2025 – 0.4 percentage points higher than budget – but still below last year’s pace of 1.6 per cent. The Bank of Canada is expected to cut interest rates albeit at a more cautious pace, as it continues to assess the impact of tariffs on the Canadian economy and underlying inflation.

Chart 3: Alberta’s effective tariff rate the lowest among provinces

Effective U.S. imposed tariff rate against goods imports from Canada, by province

Sources:	National Bank of Canada (NBC), Government of Alberta (GoA), Statistics Canada, U.S. International Trade Commission; * July 2025 est., **as of May 2025

Chart 4: Oil prices weaker than expected this fiscal year

Price of West Texas Intermediate (WTI)

Sources:	Haver Analytics, Reuters and Alberta Treasury Board and Finance, f-forecast

Oil prices pull back

Expectations of softer global growth and a faster supply increase from OPEC+ have weighed on oil prices. West Texas Intermediate (WTI) oil price plunged in April following the U.S. announcement of broad-based tariffs and OPEC+’s decision to accelerate production increases (Chart 4). Heightened geopolitical tensions in the Middle East briefly lifted prices above US$70 per barrel (/bbl) in June, but the rally quickly faded as fears of major supply disruptions eased. Despite the volatility, WTI averaged US$63.70/ bbl in the second quarter of 2025, down sharply from earlier in the year. The WTI oil price forecast has been revised down to US$63.75/bbl for 2025-26, US$4.25/ bbl lower than budget. While underlying market fundamentals remain healthy to date, tariffs and ongoing uncertainty are expected to weigh on oil demand and keep a lid on prices in the short term.

Narrower differential provides cushion

The discount between WTI and Western Canadian Select (WCS) has narrowed significantly since budget, helping to offset the revenue impact of weaker WTI prices. The differential is forecast to average US$11.90/bbl in 2025–26, US$5.20/bbl narrower than budget. This improvement reflects strong demand for heavier crude, supported by robust distillate margins and tighter supply due to reduced exports from Mexico and extended oil sands maintenance. Higher U.S. refinery utilization and expanded access to international markets following the completion of Trans Mountain Expansion (TMX) last year have also contributed to the tighter differential.

A stronger Canadian dollar, however, is expected to reduce netback prices and royalty revenues. WCS price is now forecast to average Cdn$71.40/bbl this fiscal year, Cdn$1.70/bbl lower than budget. The Loonie has appreciated strongly since April on the back of a weaker U.S. dollar. It is now forecast at 72.5 US¢/Cdn$ in 2025-26, an increase of 2.9 US¢/Cdn$ from budget.

Natural gas prices under pressure

Western Canadian natural gas prices have weakened since budget amid oversupply and muted demand growth. Demand has been held back by the slow ramp-up of the newly constructed LNG Canada

2025–26 First Quarter | Fiscal Update and Economic Statement	17

facility and persistent pipeline export bottlenecks. These, along with above-average storage levels, have weighed on prices. The Alberta Reference Price (ARP) is now forecast to average Cdn$2.20 per gigajoule (/GJ) in 2025-26, Cdn$0.40/ GJ lower than budget. Prices are expected to strengthen later in the year as seasonal demand picks up and export capacity gradually improves.

Energy sector holding strong

Activity in the energy sector remains resilient despite lower prices and disruptions. Drilling activity rose one per cent YTD through July, despite wildfire-related disruptions in late May and early June. Oil production also rebounded to seasonal highs following spring maintenance shutdowns, and was up 3.3 per cent in the first half of the year.

Robust production growth and higher utilization of expanded pipeline capacity are driving export gains. Alberta’s oil export volumes rose 4.0 per cent YTD, with notable increases to other provinces and international destinations. In particular, exports to China saw a notable surge, supported by increased flows through the TMX pipeline. Natural gas shipments have also been strong, climbing 2.2 per cent YTD through June, supported by solid demand from the rest of Canada.

Investment in the oil and gas extraction sector is forecast to grow around five per cent (or $1.8 billion) in 2025, in line with last year’s pace, before moderating slightly to 4.6 per cent next year. Growth will be led by the oil sands sector, where spending is expected to remain focused on optimization projects and debottlenecking initiatives aimed at maximizing existing capacity. Meanwhile, weak natural gas prices are expected to weigh on conventional investment this year.

Trade headwinds weigh on manufacturing...

The manufacturing industry is bearing the brunt of rising trade protectionism. After temporarily surging earlier in the year as firms frontloaded shipments ahead of tariffs, non-energy exports to the U.S. have pulled back sharply in recent months. Increased exports to other markets have provided some offset, but the total value of Alberta’s non-energy exports in June remains well below the level recorded a year earlier (Chart 5). The decline has been most pronounced in industries that rely heavily on the U.S. market and often compete directly with American producers, such as basic and industrial chemicals, as well as forestry products and building and packaging materials. In addition to higher U.S. lumber duties, the wood manufacturing sector is grappling with slower housing market activity in both the U.S. and Canada. Food product manufacturing sales in the province have also pulled back from last year and are down 3.9 per cent YTD through June.

Weakness in these sectors is expected to persist, with slower growth in the U.S. and global economy adding further drag. Overall, real manufacturing exports are expected to contract 1.8 per cent in 2025,

Chart 5: Non-energy exports retreat following pre-tariff surge

Value of Alberta non-energy exports

Sources:	Statistics Canada and Haver Analytics

compared with a 0.5 per cent decline anticipated at budget, before partially recovering to 1.5 per cent in 2026.

...and agriculture exports

Alberta’s agri-food exports showed resilience in the first half of 2025, but several headwinds are expected to dampen performance in the second half. The value of Alberta’s overall agri-food exports edged up 0.4 per cent YTD, although exports to the U.S. and China – Alberta’s top two agri-food export destinations – are down 8 and 27 per cent, respectively. However, the industry has been successful in redirecting some trade flows – with exports to Japan, Mexico, and South Korea posting solid gains. Overall, while exports of beef, processed potatoes and oilseed cake and meal have fallen, year-over-year gains have been recorded for wheat, canola seed, live cattle, crude canola oil and pork. China’s retaliatory tariffs on several Canadian agricultural and food products – including canola oil, canola meal, pork, and more recently canola seed – will weigh on exports, compounded by weaker U.S. demand.

Improved moisture conditions in most of Alberta during the growing season have led to expectations of above average 2025 crop yields, but weaker crop prices, tariff restrictions, and trade uncertainties are expected to weigh on crop export revenues. Meanwhile, animal exports volumes are projected to decline following last year’s exceptionally strong performance, with a smaller cattle herd size constraining output.

Private sector more cautious

The ongoing uncertainty and muted outlook for the manufacturing sector have begun to weigh on investment intentions. While private sector investment in building construction was up 2.3 per cent YTD through May, there has been a noticeable pullback in building permits in recent months. In particular, the value of permits for commercial and industrial buildings have plunged 36 per cent since reaching a nine-year high in February. Despite the steep drop in intentions, construction of existing projects appears largely unaffected. The rebound in business sentiment suggests that firms remain cautiously optimistic, helping to reinforce current commitments. Construction activity in the province has also been boosted by the institutional and governmental sector, where building

18	2025–26 First Quarter | Fiscal Update and Economic Statement

investment is up more than 50 per cent YTD.

Outside building construction, investment in machinery and equipment (M&E) in the business sector surged 10 per cent year-over-year in the first quarter, largely driven by a pre-tariff rush. While some of this strength is expected to unwind in the coming quarters, M&E investment outside the oil and gas sector is poised to grow after three years of decline. Investment in engineering projects and intellectual property is also expected to contribute to growth.

Overall, growth in investment outside oil and gas extraction is forecast at 5.7 per cent this year, driven by ongoing projects and rising construction costs. Dow Chemical’s delay to its Path2Zero petrochemical project is expected to weigh on investment outside oil and gas next year, and growth is forecast to slow to 4.4 per cent. In real (inflation-adjusted) terms, however, investment is expected to see muted recovery. It is forecast to rise about 1.5 per cent annually in 2025 and 2026 following declines in the previous three years.

New housing activity soaring

Housing starts are booming as builders respond to years of undersupply. In the first half of the year, starts averaged almost 59,000 units at an annualized pace, up 32 per cent from last year and comparable to the levels seen in the far more populous provinces of Ontario and Quebec. Growth in 2025 has been led by purpose-built apartment rentals, with apartment-style condo starts holding strong. Meanwhile, the pace of single-

detached housing starts has slowed significantly over the past few months. Momentum in apartment construction is expected to moderate in the second half of the year as fewer new rental projects break ground. As a result, housing starts are forecast to average 48,000 units this year, higher than the budget forecast of 43,000. Starts are expected to moderate to around 40,000 units next year.

Despite the surge in housing starts, growth in real residential investment will be softer than expected compared to budget. It is forecast to rise 3.6 per cent in 2025, down from 6.2 per cent at budget. This partly reflects the shift in new housing construction towards multi-unit dwellings, which tend to have longer construction time frames and lower per-unit costs. In addition, weak renovation spending and a slowdown in resale housing activity are expected to be a drag on investment. In the resale market, Calgary has seen a sharp pullback after years of strong home sales and tight conditions, while activity in Edmonton remains below last year’s level. Other regional markets, however, have remained strong so far. Easing conditions in the resale market are also expected to weigh on new housing construction activity.

Population growth slows

Alberta’s population growth is moderating as the 2025-2027 Federal Immigration Levels Plan takes effect. In the first quarter of 2025, Alberta’s population was up 138,000 from a year ago, representing an increase of 2.9 per cent. While still robust, this marks the slowest annual growth rate since the third quarter of 2022. With

Chart 6: Alberta’s population growth slowing

Annual change in the Alberta population by migration component

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast lower federal immigration targets, net international immigration has continued to ease after peaking in 2024. Alberta also recorded a net outflow of non-permanent residents (NPRs) for the first time in three years. Meanwhile, net interprovincial migration remains historically strong but has eased from last year’s remarkable pace. Alberta’s population is now forecast to grow 2.4 per cent in the 2025 census year (Chart 6), down slightly from the budget forecast of 2.5 per cent, and well below the 4.4 per cent surge recorded in 2024.

Population growth is set to slow further to 1.3 per cent in the 2026 census year, as the full impact of the federal plan is felt. About 30,000 temporary residents are expected to leave the province next year. This will be offset by net inflows of interprovincial migrants (33,000), along with gains in immigration, which will continue albeit at a more moderate pace. With the downward revision, Alberta’s population is now projected to be 12,000 lower by 2026 compared with budget.

Employment holding up

Alberta’s labour market has stayed resilient in the face of ongoing trade uncertainty. Despite losing momentum earlier in the year and the recent volatility, employment has increased by 4,600 since December 2024 and is up 2.6 per cent YTD through July (Chart 7). Stronger-than-expected gains have led to an upward revision in employment growth for 2025. It is now forecast at 2.5 per cent, 0.6 percentage points higher than budget. However, momentum is expected to remain subdued in the second half of this year and into 2026 as businesses remain cautious with hiring. Job vacancies have returned to pre-pandemic levels, and the job finding rate has continued to ease. Next year, employment growth is forecast to decelerate to 1.6 per cent in line with slower economic growth.

Unemployment rate to stay high

Strong growth in Alberta’s source population will keep the unemployment rate elevated this year. Although overall population growth has slowed, the source population – individuals aged 15 and older – has continued to rise at a rapid pace. This is driving Alberta’s labour force growth, which is now forecast to expand 2.7 per cent this year – 0.4 percentage points above budget, but still slower than

2025–26 First Quarter | Fiscal Update and Economic Statement	19

last year’s exceptional pace of 4.3 cent.

With job gains trailing the rapid expansion in the labour force, the unemployment rate is projected to stay high, averaging 7.2 per cent. This is slightly below the budget forecast of 7.4 per cent, but still above last year’s rate of 7.0 per cent. A decline in the labour force participation rate will provide some offset.

Next year, a reduction in NPRs and slowdown in immigration will dampen the labour force growth, which is expected to slow to 1.5 per cent. Elevated levels of international migration in recent years helped offset the impact of an ageing workforce, but this trend is reversing. As a result, a greater share of source population growth will come from younger workers aged 15-24 and older adults aged 65 and over, groups with lower participation rates. While participation rates among youth and prime-age workers are expected to rise modestly, demographic shifts will continue to weigh on the labour force participation rate. This will dampen the unemployment rate, which is forecast to ease to 7.0 per cent in 2026.

Inflation lower with carbon tax removal

Consumer prices are growing at a much slower pace than anticipated at budget. Alberta’s inflation fell dramatically and has been subdued since April following the removal of the consumer carbon tax. Meanwhile, retaliatory tariffs and a weaker Canadian dollar earlier in the year have put upward pressure on the prices of certain goods. There has been a notable pickup in year-over-year price increases for some products. After spending most of 2024 in negative territory, durable and semi-durable goods inflation has picked up, with an acceleration in inflation for clothing and furniture, which are also subject to retaliatory tariffs. Despite these increases, the overall impact on inflation has been limited to date. Consumer inflation is now forecast to average 2.2 per cent in 2025, 0.4 percentage points lower than budget. Inflation is forecast to hold fairly steady at around 2.3 per cent next year.

Consumer spending resilient

Consumer spending has held up better than expected so far this year. While retail sales have retreated from its record high in January, they remained up 5.3 per cent YTD through May on a seasonally unadjusted basis, and 3.0 per cent when adjusted for inflation. Sales at motor

Chart 7: Employment holding up so far this year

Number of Albertans employed, seasonally adjusted

Sources: Statistics Canada and Haver Analytics

Chart 8: Retail spending up for most categories

Year-to-date growth in retail sales by category (seasonally unadjusted)

Sources: Statistics Canada and Haver Analytics

vehicle and parts dealers have been particularly strong, where concerns over tariff-driven price hikes have accelerated purchases (Chart 8). Excluding motor vehicles, retail sales were up 3.6 per cent YTD, supported by a resilient labour market, falling interest rates and easing inflation. Rising population and solid growth have also boosted spending on services, such as housing and restaurant sales.

Given the year-to-date strength, growth in real consumer spending is now projected at 2.3 per cent in 2025, up from 1.9 per cent at budget. Momentum is expected to slow in the second half despite the rebound in sentiment, as the effects of front-loaded purchases fade and consumers remain cautious about spending. Next year, growth in real consumer spending is forecast to moderate to 1.9 per cent, in line with slower population growth and moderating labour income growth.

On a per capita basis, real spending is projected to remain flat this year, before starting to recover in 2026. While still weak, this marks a significant improvement from 0.5 per cent projected at budget, and the sharper declines seen in 2023 and 2024.

20	2025–26 First Quarter | Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

		2025-26	2025-26 Fiscal Year

Fiscal Year Assumptions	2024-25 Actual	3 Month Actual	Budget	1st Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	74.34	64.00	68.00	63.75

Light-Heavy Differential (US$/bbl)	13.06	10.20	17.10	11.90

WCS @ Hardisty (Cdn$/bbl)	85.21	74.10	73.10	71.40

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	1.11	1.49	2.60	2.20

Production

Conventional Crude Oil (000s barrels/day)	537	545	519	536

Raw Bitumen (000s barrels/day)	3,449	3,247	3,558	3,541

Natural Gas (billions of cubic feet)	4,313	1,093	4,354	4,379

Interest rates

3-month Canada Treasury Bills (per cent)	3.90	2.63	2.30	2.50

10-year Canada Bonds (per cent)	3.30	3.34	3.10	3.20

Exchange Rate (US¢/Cdn$)	71.9	72.3	69.6	72.5

	2024 Calendar Year		2025 Calendar Year		2026 Calendar Year

Calendar Year Assumptions	Budget	Actual	Budget	1st Quarter	Budget	1st Quarter

Gross Domestic Product

Nominal (millions of dollars)	476,611	474,506*	482,457	483,861	497,048	492,669

per cent change	5.3	4.9*	1.2	2.0	3.0	1.8

Real (millions of 2017 dollars)	367,297	366,277*	373,803	373,465	380,338	379,630

per cent change	3.0	2.7*	1.8	2.0	1.7	1.7

Other Indicators

Employment (thousands)	2,519	2,519	2,567	2,582	2,609	2,624

per cent change	3.1	3.1	1.9	2.5	1.6	1.6

Unemployment Rate (per cent)	7.0	7.0	7.4	7.2	7.2	7.0

Average Weekly Earnings	3.5	3.5	3.2	3.2	2.8	2.8
(per cent change)

Primary Household Income	7.1	6.4*	4.8	5.8	4.2	4.2
(per cent change)

Net Corporate Operating Surplus	0.0	-6.0*	-9.0	-7.5	1.2	2.0
(per cent change)

Housing Starts (thousands of units)	47.8	47.8	43.0	48.0	40.8	40.0

Alberta Consumer Price Index	2.9	2.9	2.6	2.2	2.4	2.3
(per cent change)

Population (July 1st, thousands)	4,889	4,889	5,009	5,004	5,080	5,068

per cent change	4.4	4.4	2.5	2.4	1.4	1.3

*	Alberta Treasury Board and Finance estimate

2025–26 First Quarter | Fiscal Update and Economic Statement	21